

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Thomas W. Burns
President and Chief Executive Officer
Glaukos Corporation
26051 Merit Circle, Suite 103
Laguna Hills, California 92653

> **Re: Glaukos Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted July 23, 2014**
> **CIK No. 0001192448**

Dear Mr. Burns:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. In an appropriate location in your prospectus, please disclose why you believe the FDA approved the use of your iStent product for use only in combination with cataract surgery.

Our Solution, page 3

2. With a view toward balanced disclosure of the advantages of your products as described in your summary, please tell us whether studies or users of your products have revealed any disadvantages.

Success Factors, page 5

3.   In an appropriate location in your prospectus, please disclose how the pricing strategy that you have implemented is "novel" and clarify how that has contributed to your success.

Summary Risks Associated With Our Business, page 5

4.   Please expand your disclosure in this section to indicate that the safety and efficacy of the iStent and your other proposed products are not yet supported by long-term clinical data. Please also disclose your reliance on the U.S. market for sales of the iStent product. Finally, please revise the first bullet point to disclose that your auditor's report contains an explanatory paragraph that there exists substantial doubt as to your ability to continue as a going concern.

Emerging Growth Company Status, page 6

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Offering, page 8

6.   Please revise to disclose how you plan to allocate the proceeds among the uses cited. Here and on page 53, please also provide the disclosures required by Instruction 5 to Item 504, including the principle followed in determining the cost of the assets to be purchased from your affiliate with a portion of the offering proceeds.

Risk Factors, page 12

7.   We note your disclosure under "United States Reimbursement" on page 91 that some of your reimbursement codes expire every 5 years subject to extension. Please include appropriate risk factor disclosure.

8.   We note from your disclosure under "Patents" on page 96 the uncertainty regarding the University of California, Irvine's ownership interests in certain of your patents.   Please include risk factor disclosure as appropriate.

Failure to secure and maintain adequate coverage, page 16

9.   We note your disclosure in the first paragraph on page 17 that there is generally no separate reimbursement for medical devices and other supplies used in procedures, including the iStent, and that the additional costs of using your device can impact the profit margin of the hospital or surgery center where the cataract surgery is performed. We also note from your disclosure in the third paragraph on page 92 that it appears that there is separate payment for iStent insertion, and that when iStent is inserted is conjunction with cataract surgery, with the reimbursement for the cataract surgery being reduced, you believe that the incremental payment the facility receives for performing iStent insertion covers the cost of the iStent and the profit for the facility. Please tell us how the disclosure in this risk factor and on page 92 is reconcilable and revise your disclosure as appropriate.

Use of Proceeds, page 53

10.   We note your disclosure on page 2 that you are currently conducting 18 prospective clinical trials, including two Phase IV post-approval studies. Please revise your disclosure here and on page 8 to clarify whether the amount of proceeds to be used to fund your clinical studies will be sufficient to complete all of the clinical studies described in your prospectus.

11.   If a primary use of your offering proceeds will be for seeking regulatory authorization of your products and potential products, please provide the disclosure required by Regulation S-K Item 504, Instruction 3. Similarly, please provide such disclosures if a primary use of your offering proceeds will be the further research and development of your products.

Capitalization, page 55

12.   We note that the capitalization table on page 55 is not mathematically accurate. Please revise the table so that the sum of the amounts agrees with the total.

13.   We note the disclosure under Conversion Rights on pages F-25 and F-26 of the conditions that must be met for the automatic conversion of the preferred stock to common stock. Please tell us whether you expect to meet these conditions for the automatic conversion. Please also disclose these conditions in the narrative to the Capitalization table.

Common Stock Valuation, page 75

14.   Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock

during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Business, page 78

Our Solution, page 84

15.   Please indicate the basis for your disclosures in the last sentence of the second paragraph of this section. For example, indicate whether this disclosure is based on management's beliefs or is based on the results of clinical studies. Please similarly indicate the bases for the comparative statements in the last sentence of the fourth paragraph of this section. In this regard, we note the last sentence of the sixth paragraph. Please also revise the corresponding Summary disclosure as necessary.

16.   We note your disclosure that the iStent is made of non-ferromagnetic titanium. Please disclose whether patients implanted with your products would be eligible for magnetic resonance imaging. Include risk factor disclosure as appropriate.

Management, page 116

Board of Directors, page 117

17.   Please ensure that your disclosure provides the five-year background with all information required by Regulation S-K Item 401(e). For example, please disclose the duration of Mr. Stapley's employment at Pfizer.

Certain Relationships and Related Party Transactions, page 135

DOSE Asset Purchase Agreement, page 139

18.   Please clarify in the first paragraph of this section, if true, that the indebtedness owed to you by DOSE will be cancelled.

19.   Please file the agreements described in the second paragraph of this section as exhibits to your registration statement. Please also file the exhibits to the agreement filed as Exhibit 10.25.

20.   Please disclose if DOSE Medical will be distributing any portion of the $15 million cash payment to its shareholders. If your officers and directors will receive any portion of the cash payment, please revise your "Use of Proceeds" disclosure on page 8 and page 53 as appropriate.

21.   Please expand your disclosure to indicate how you determined the valuation for DOSE Medical. Include in your disclosure how you avoided potential conflicts of interest in

determining that valuation given the ownership interest in DOSE Medical held by certain of your officers, directors and significant shareholders. Include risk factor disclosure as appropriate.

22.   Please disclose whether Mr. Burns and Dr. Harrison will resign as directors of DOSE upon the closing of the asset purchase agreement. If they will continue as directors of DOSE please include appropriate risk factors.

Financial Statements, page F-1

Note 2. Revenue Recognition, page F-14

23.   We note that the disclosure of your revenue recognition policy is overly vague and does not address company specific factors and estimates which affect the timing of recognizing revenue. Accordingly, please revise the policy to further discuss the significant aspects and estimates of your policy, for example, including how shipping terms impact the timing of revenue recognition, whether distributors are granted specific rights of return, how returns are estimated and when they are recorded, and the impact of any warranty rights.

Note 2. Research and Development Expenses, page F-15

24.   We note the disclosure on pages 66 and 67 that prior to FDA approval you charged all U.S. inventory related costs to R&D expense. Please describe for us how you concluded that the U.S. inventory had no alternative future use and as such, you did not capitalize the tangible assets in accordance with FASB ASC 730-10-25-2(a).

Note 4. Fair Value Measurements, page F-20

25.   We see on page F-21 that you consider the most significant unobservable input impacting the valuation of warrants to be the value of the underlying shares. Accordingly, please disclose the value of this significant assumption at each period end valuation date.

Note 5. Notes Payable, page F-22

Subordinated Notes Payable in Connection with GMP Vision Solutions, page F-23

26.   As a result of the $17.5 million royalty buyout agreement with GMP Vision Solutions, Inc., you determined that you purchased an intangible asset with a useful life of five years. Please describe for us how you determined that the buyout agreement met the definition of an intangible asset. Please provide us with additional analysis of the factors which support your conclusion that a five year amortization period was appropriate, including items such as references to the specific remaining lives of related patents and the period the original royalty agreement covered. Refer to FASB ASC 350-30-35.

Stock Based Compensation, page F-27

27.   We see that your stock option plan permits holders to exercise unvested options for restricted common stock. Please describe for us in greater detail the terms of unvested option exchange agreement, the terms associated with the restricted common stock, and the accounting and financial statement impact of restricted common stock being issued for the unvested options including the valuation methodology. Please also describe how the repurchase right held by the company impacts the accounting for this exchange.

28.   We note the disclosure on page 129 that on July 10, 2014, you granted stock options exercisable into 3,463,500 common shares with exercise prices of $2.91 per share. Please revise to disclose this stock option grant as a subsequent event in the footnotes to your financial statements and also describe the significant assumptions inherent in that grant, including the exercise price.

Note 15. Subsequent Events, page F-38

29.   We see that in July 2014, you entered into agreement with your variable interest entity, DOSE, whereby you would acquire certain assets, forgive amounts owed by DOSE and pay cash of $15 million out of the proceeds of the offering. Please tell us how you will account for this transaction and how it will be reflected in your consolidated financial statements. Please also explain to us the impact the transaction will have on the variable interest entity consolidation, whether you considered it a transaction among related parties or at arms-length, and whether the cash payment represents a dividend in excess of earnings and should be disclosed as part of pro forma earnings per share in consideration of Topic 1.B.3 of the Staff Accounting Bulletins.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Yvan-Claude Pierre, Esq.
Reed Smith LLP